Mail Stop 3561
							February 22, 2006


Mr. David Ficksman
Troy & Gould
1801 Century Park East, 16th Floor
Los Angeles, California 90067

		RE:	Sorl Auto Parts, Inc.
			Form 10-KSB for Fiscal Year Ended December 31, 2004
			Filed March 31, 2005
			Form 10-QSB for the Quarterly Period Ended March
31,
2005
			Form 10-QSB for the Quarterly Period Ended June 30,
2005
			Form 10-QSB for the Quarterly Period Ended
September
30, 2005
			Form 10-KSB/A for Fiscal Year Ended December 31,
2004
			Filed February 9, 2006
			Form 10-QSB/A for the Quarterly Period Ended March
31,
2005
			Form 10-QSB/A for the Quarterly Period Ended June
30,
2005
			Form 10-QSB/A for the Quarterly Period Ended
September
30, 2005
			File No. 001-10892

Dear Mr. Ficksman:

	We have reviewed the responses in your letter dated January
31,
2006 and have the following additional comments. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of the letter.





Form 10-K/A for the Year Ended December 31, 2004

Item 7. Financial Statements, page 13

General

1. We have considered your response to comment 4 from our letter dated September 15, 2005 and your revised disclosures included in the
notes to consolidated financial statements.   Based on your
description of the transactions, it appears that you treat the series of transactions undertaken to create the joint venture as a reverse spin-off and a recapitalization. Please confirm if our understanding is correct and explain how the authoritative guidance supports your presentation. In particular, please explain, in detail, how you applied the guidance in EITF 02-11 and paragraph 23 of APB 29. Please note that SFAS 131 is a disclosure only standard and does not apply to determination of the basis of financial presentation, except as it relates to the limited reference to SFAS 131 in paragraph 41 of
SFAS 144 for purposes of determining whether discontinued operations should be presented. We would not expect to see certain financial statement periods labeled as "successor" and "predecessor" following a transaction accounted for as a reverse spin-off since there is no change in shareholder ownership and the reporting entity for disclosure purposes is deemed to be the historical operations of the
"spinnee" with no change in basis that would influence comparability of periods. Please advise.

2. You indicate that the non-transferred operations consist mainly of the Ruili Group`s real estate operations and related debt. Please explain in greater detail the amount and nature of the major categories of assets and liabilities not transferred. For example, land, plant, equipment, etc. Please also clarify why current assets related to the non-transferred business are so significant given that the non-transferred assets relate to real estate operations, which normally would be expected to include primarily long-term assets.

Audit Report, page F-1

3. Please have your auditors tell us, with reference to authoritative guidance, why they stated in their audit report: "The financial statements of SORL Auto Parts, Inc. were audited by other auditors whose report dated April 1, 2004 expressed an unqualified opinion on those statements." The audit report of Clancy and Co., PLLC does not refer to SORL Auto Parts, Inc. Please ensure to address not only why this statement is included and how it relates to the audit report of
Clancy and Co., PLLC but also why the statement does not make reference to the specific periods which were audited by other auditors.

Audit Report, page F-2

4. We have considered your response to comment 6 from our letter dated September 15, 2005. Your revised filing includes the 2003 audit report. The fiscal 2003 financial statement presentation has changed as a result of various fiscal 2004 transactions. However, the date of the audit report is the same as the date of the audit report included in your Form 8-K filed May 24, 2004. Please have your predecessor auditors tell us their consideration of paragraphs
70-73 of AU 508 and paragraphs 5-8 of AU 530. Ensure the response specifically addresses consideration of the report date.

Consolidated Statements of Changes in Stockholders` Equity, page
F-5

5. Please tell us what the line item labeled "Capital Contribution by
Minority Shareholders" represents and show us how the amount was calculated.

Consolidated Statements of Income, page F-6

6. An entity that reports a discontinued operation should present basic and diluted per-share amounts for both income or loss from continuing operations and income or loss from discontinued operations. Refer to paragraphs 36 and 37 of SFAS 128. Please revise or advise.

Notes to Consolidated Financial Statements, page F-8

Note 1 - Organization/Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

7. We considered your response to comment 21 from our letter dated September 15, 2005. You indicate that you offered extended payment terms of 120 days to OEM customers that differ from your historical
45-60 day credit terms. Please explain what consideration was given to treating sales to OEM`s on extended credit terms as financing or consignment transactions rather than sales. In particular, please address the interpretive response to question two of SAB Topic 13.A.2 in your response. Ensure you specify whether rights of return exist for sales to OEM`s. Please also tell us how you determined which customers would receive extended payment terms and whether the extended credit terms are intended to be temporary or permanent.

Item 13. Exhibits, List and Reports on Form 8-K, page 14

8. On October 19, 2005 you filed a Form S-8 which incorporates by reference all exchange act reports filed subsequent to the date of the registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.
If this registration statement was still effective on February 9, 2006 please tell us why you did not obtain and file consents for the use of each audit report included in your Form 10-K/A. Please revise or advise.

Form 10-QSB/A for Quarterly Period Ended March 31, 2005

General

9. We considered your response to comment 17 from our letter dated September 15, 2005. Whenever a reverse acquisition of a non-public operating company by a public shell company occurs, the eligibility of the issuer to report using the reduced disclosure format permitted by Regulation S-B for interim and annual periods following the year of acquisition is based on the eligibility of the operating company.
Since your revenues exceeded $25 million for two consecutive fiscal years as of December 31, 2004, you are no longer eligible to file using the reduced disclosure format permitted by Regulation S-B. We are not in a position to grant your request to adopt the provisions of Regulations S-K and S-X prospectively beginning with the Form 10-K for the year ended December 31, 2005. Please amend your quarterly filings accordingly.

      As appropriate, please respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a supplemental response letter that keys your responses to our comments and provides any requested information. Detailed supplemental response letters greatly facilitate our review.
Please file your supplemental response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.




      If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336.
In
his absence, your questions may be directed to me at (202) 551-
3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Mr. David Ficksman
Troy & Gould
February 22, 2006
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